In May 2009, the REIT Index Fund changed its strategy from investing 98% of its assets in equity real estate investment trusts and 2% in cash to investing all, or substantially all, of its assets in equity real estate investment trusts. At the same time, the benchmark changed from the Target REIT Composite Index to the MSCI US REIT Index.